AIR LEASE CORPORATION

2000 Avenue of the Stars, Suite 1000N

Los Angeles, CA 90067

VIA EDGAR

May 14, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Air Lease Corporation
Registration Statement on Form S-3
File No. 333-279152

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Air Lease Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-279152) to become effective on Thursday, May 16, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John-Paul Motley and Logan Tiari of Cooley LLP, outside counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John-Paul Motley of Cooley LLP, outside counsel to the Registrant, at (213) 561-3204, or in his absence, Logan Tiari, at (213) 561-3207.

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Very truly yours,

Air Lease Corporation

By:	/s/ Gregory B. Willis
Name:	Gregory B. Willis
Title:	Executive Vice President and
Chief Financial Officer

cc:	Gregory B. Willis, Air Lease Corporation

Carol Forsyte, Air Lease Corporation

John-Paul Motley, Cooley LLP

Logan Tiari, Cooley LLP